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                                                                  EXHIBIT (a)(8)

           PRESS RELEASE, DATED JANUARY 15, 1998, ISSUED BY PURCHASER

                                 Exhibit (a)(8)
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NEWS RELEASE

                   [LETTERHEAD OF SITRICK AND COMPANY INC.]

FOR IMMEDIATE RELEASE
---------------------

                    INTERNATIONAL TECHNOLOGY CORPORATION AND
                        OHM CORPORATION ANNOUNCE MERGER

      COMBINATION CREATES NEW LEADER IN ENVIRONMENTAL REMEDIATION SECTOR
        AND PROVIDES SPRINGBOARD FOR FUTURE GROWTH AND DIVERSIFICATION


     PITTSBURGH, Pennsylvania and FINDLAY, OHIO, JANUARY 15, 1998 -- INTERNATIONAL TECHNOLOGY CORPORATION (NYSE:ITX)("IT") and OHM CORPORATION (NSYE:OHM)("OHM") today jointly announced that they have signed a definitive agreement for the merger of their two companies, establishing a new leader in the $11.5 billion U.S. environmental consulting and remediation services industry. The merger, which will create a company with projected 1998 revenues of approximately $1.0 billion and a backlog of $3.0 billion, is expected to be completed in April 1998.

     Anthony J. DeLuca, IT's Chief Executive Officer and President, said that the merger represents a continuation of IT's strategy to strengthen its core remediation business, while providing resources to allow continued diversification into complementary businesses and new markets. He said that the merger is expected to result in approximately $25 million in net cost synergies, with at least 50 percent of these synergies realized in calendar year 1998, resulting in an immediate material accretive impact upon IT's earnings.

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     Mr. DeLuca said, "This merger clearly establishes IT as one of the strongest environmental remediation firms, and it also significantly enhances our ability to grow through diversification. As a result of the anticipated synergies from the merger, we expect to have strong annual cash flow, decreasing leverage, significantly increased revenues, and an improved backlog mix, all of which are expected to contribute to a significant increase in our earnings per share over the next three years, and continued growth in EPS thereafter."

     James L. Kirk, Chairman, Chief Executive Officer and President of OHM, stated, "The combining of our two companies creates an extremely powerful platform to more effectively compete in the government and commercial markets. Not only are our companies highly compatible in terms of clients and services, but OHM's entry into the government outsourcing market provides an opportunity for continuing growth in a sector that is not dependent upon regulatory enforcement.

     "We have tremendous respect and admiration for the work that Tony DeLuca and his staff have accomplished at IT, and are highly confident that they will build upon the success that we have achieved at OHM, further solidifying IT's position as a major force in the environmental management industry," Mr. Kirk concluded.

Rationale for Merger
-------------------

     In explaining the rationale behind the merger, Mr. DeLuca said, "As we look at the market realities, we see continued consolidation of our competitors, increasing price sensitivity, and stable demand, all of which contribute to limited growth potential in our core markets. Our response to these difficult market conditions is to merge with a proven industry leader, whose corporate culture, financial strength, client base, and management talent complement our own organization's skills and resources. As a result of this merger, in addition to becoming a leader in remediation, we will also become a stronger low-cost competitor.

     "Furthermore, the merger broadens our relationships at the DOD and the U.S. Environmental Protection Agency, improves our competitive position in the emerging DOE remediation market, provides us with greater geographic coverage, enhances our skill set, and

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strengthens our turnkey capabilities.  Additionally, through our expanded engineering and consulting capabilities we will be able to provide more comprehensive solutions to our commercial clients," Mr. DeLuca added.


The Transaction
---------------

     According to the terms of the agreement, OHM shareholders will receive $11.50 per share, comprised of $8.00 in cash and 0.42 shares of IT (valued at $3.50 assuming a per share price of $8.25 for IT's shares), for a total purchase price of approximately $365 million (including the assumption of OHM debt).
This price represents an approximately 40 percent premium to the current market price of OHM shares based on the last 30-day average. Concurrently with completion of the tender offer described below, OHM will spin off to its shareholders its 40 percent ownership interest in NSC Corporation, which has an estimated value of $0.32 per OHM share.

     The transaction is structured in two steps. In the first step, which is designed to distribute the cash portion of the transaction consideration, IT will execute a cash tender offer at $11.50 per share for 50.6 percent of OHM's outstanding shares and concurrently with the purchase of shares in the tender offer OHM will repurchase from WMX Technologies, one of OHM's principal shareholders, a number of shares equal to approximately 19 percent of OHM's outstanding shares. WMX will only tender a number of shares in the tender offer such that upon completion, WMX will receive cash for the same percentage of its shares as all other OHM shareholders. After this step, IT is expected to own approximately 63 percent of OHM and will seat a majority of OHM's board. OHM will also spin-off its investment in NSC to the OHM shareholders of record immediately prior to completion of the tender offer.

     Step two will consist of the merger of OHM with a wholly-owned subsidiary of IT in which each of the remaining outstanding shares of OHM not acquired through the cash tender offer will be converted into 1.394 shares of IT. Both steps of the transactions will be taxable to OHM shareholders for federal and state income tax purposes.

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Financing of the Transaction
----------------------------

     IT will execute the tender offer with a $240 million credit facility, which will be used to fund the tender offer, refinance IT's existing $65 million principal amount of senior notes and for acquisitions and working capital. At the completion of the merger, IT will effect a $425 million refinancing which will refinance the tender offer loan and OHM's debt, consisting of a $200 million, 6-year revolving line of credit, and an 8-year, $225 million term loan. Funding of the tender offer loan and the merger facility is subject to various conditions. These loans were arranged by Citicorp and Bank Boston.

     It is anticipated that IT will commence the tender offer by January 16, 1998. The transaction is subject to a number of conditions, including approvals related to the merger by the shareholders of both companies, and other customary conditions and regulatory approvals, including termination or expiration of the waiting period under the Hart-Scot-Rodino Act. Shareholders of OHM currently owning in the aggregate approximately 55 percent of the outstanding shares have agreed to vote for the transaction and have given proxies to IT. The Carlyle Group, IT's principal shareholder currently owning approximately 38 percent of its voting shares, has also agreed to vote its shares in favor of the transaction. Upon completion of the merger, two of OHM's directors will join IT's board of directors, which will be expanded to 11 with Carlyle adding two new members since Carlyle is entitled under its existing agreements with IT to control its board of directors through November 2001, so long as it continues to own 20 percent of IT's outstanding shares on a fully-diluted basis.


Stakeholder Benefits
--------------------

     Mr. DeLuca said that the merger represents a tremendous opportunity for all of the companies' stakeholders. "Shareholders will benefit from improved and more stable earnings growth and enhanced cash flow, which in turn should result in enhanced shareholder value. Clients should benefit from expanded services, broader geographic coverage, lower costs for services, and improved capabilities. Our employees should also enjoy increased opportunities," he said.

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     "OHM is an ideal merger partner for IT.  Our corporate cultures are highly compatible, and from a marketing standpoint, OHM's significant Navy and Air Force contracts, when combined with IT's work with the Army, will result in an enhanced presence in the DOD market. Furthermore, OHM's DOE experience, which is primarily remediation construction, complements IT's consulting and engineering expertise, providing a strong presence in this $30 billion industry. In addition, through its recent acquisition of Beneco Enterprises Inc. OHM provides IT with a significant presence in the government outsourcing market for operations, maintenance and construction, a $6 billion market which is expected to grow at 10 percent per year," Mr. DeLuca added.


Commitment to Continued Diversification
---------------------------------------

      Daniel A. D'Aniello, Chairman of IT and a partner of The Carlyle Group, stated, "When we made our initial investment in IT, our objective was to position IT to be an active participant in the environmental management industry consolidation. This merger represents a major milestone in the implementation of this strategy. Not only does it further strengthen IT's position in its core remediation business, but it provides the financial and human resources to facilitate continued growth and future diversification."

      According to IT, to derive maximum benefit from the potential synergies associated with the combination, the OHM organization will be integrated into IT.


About IT
--------

     IT is a leading global environmental infrastructure solutions firm. The Company provides a full range of technology-driven, value-added consulting, engineering and construction capabilities through a network of more than 40 offices in the U.S. and select international locations.

     IT had revenues of $362.1 million in the fiscal year ended March 28, 1997. Revenues for the six months ended September 26, 1997 were $201.0 million, with net income of $0.6 million, or $0.06 per share, excluding special charges. The Company's common stock and depositary shares are traded on the NYSE under the symbols ITX and ITX pr, respectively.


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About OHM
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      OHM, is a leading diversified services firm, providing a broad range of outsourced services for government and private sector clients. The Company has worked at 300 military bases on projects for the U.S. Army Corps of Engineers, the U.S. Departments of the Navy and the Air Force as well as projects for the U.S. Environmental Protection Agency and the Department of Energy. Private sector clients include those in petroleum, chemical, transportation and general manufacturing.

      OHM had revenues of $551.0 million for the year ended December 31, 1996. For the nine months ended September 30, 1997 net income, excluding non-recurring charges, was $9.6 million, or $0.35 per share, on revenues of $381.5 million.


Forward Looking Statements
--------------------------

     Statements contained in this press release which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements concerning synergies and cost savings anticipated from the transaction and anticipated financial results, as well as general economic conditions, funding of backlog, the effects of the Company's restructuring and industry-wide market factors. As a result, the Company's actual results could differ materially from those projected in such forward looking statements as a result of the above and other factors including projected financial results.



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